UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FOUR STAR HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

35102R 103
(CUSIP Number)

copy to:

Joseph L. Pittera, Esq.
Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
(310) 328-3588

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

SCHEDULE 13D

1.   NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Frances Mize

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)   [X]
(b)  [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [   ]

6.   CITZENSHIP OR PLACE OF ORGANIZATION

Frances Mize is a citizen of the United States of America.

 NUMBER OF SHARES                      7.  SOLE VOTING POWER                      8,430,576
BENEFICIALLY                                   8.  SHARED VOTING POWER              17,928,235
OWNED BY  EACH                            9.  SOLE DISPOSITIVE POWER              8,430,576
REPORTING  PERSON                     10.  SHARED DISPOSITIVE POWER     17,928,235
WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    8,430,576 common shares.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  37% of 22,276,078 common shares issued and outstanding as of February 23, 2010

14.  TYPE OF REPORTING PERSON*    IN

ITEM 1. SECURITY AND ISSUER

This Statement relates to common shares with no par value of  Four Star Holdings, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at 100 Four Star Lane, Odenville, Alabama 35120.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Frances Mize

     (b)  100 Four Star Lane, Odenville, Alabama 35120.

     (c)  Ms. Mize is a businessman.

     (d)  Ms. Mize has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e)  Ms. Mize has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state  securities laws or finding any violation with respect to such laws.

     (f)  Ms. Mize is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Bobby Smith, Jr. is the president chief executive officer of the Issuer and acted in concert with Frances Mize to finance the purchase of the shares of common stock of the Company.  The purchase of the shares was made pursuant to (A) that certain Share Purchase and Sale Agreement dated December 14, 2009 by and among Bobby R. Smith, Jr. and Frances Mize, as purchasers, and Talles Investments, Inc., Michel Lemoine, Yamit Lemoine, H. Bradley Ress, Steve Kravitz and Joseph R. Pierre-Louis, as sellers, for 5,828,235 shares of common stock of the Company and (B) that certain Stock Purchase Agreement dated December 14, 2009 by and between Bobby R. Smith, Jr., as purchaser, and Island Capital Management, LLC, as seller, for 100,000 shares of common stock of the Company (collectively, the “Agreements”).  The sales resulted in the transfer of 74.1 percent (74.1%) of the issued and outstanding capital stock of the Company to Frances Mize and Bobby Smith, Jr., which resulted in a change in control of the Company.   Since taking majority ownership of the common shares of the Issuer, Bobby Smith, Jr. and Frances Mize have expended additional funds on legal, accounting, and other aspects of the management of the Issuer without compensation.  The purpose of the acquisition of the additional 12,000,000 shares of common stock issued to both Bobby Smith, Jr. and Frances Mize equally (6,000,000 common shares each) is for reimbursement.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the shares of the Company’s Common Stock undertaken by Frances Mize and Bobby Smith, Jr. was to effect a change in control of the Company, including a change in its business and management.  Frances Mize and Bobby Smith, Jr. were appointed as directors of the Company on December 14, 2009 and replaced the existing directors.  Bobby Smith, Jr. was appointed the President, Chief Executive Officer and Treasurer of the Company.  Frances Mize was appointed the Secretary of the Company.

Since their December 14, 2009 appointment both Bobby Smith, Jr. and Frances Mize have expended additional funds for the purposes of the management of the Issuer and therefore the 6,000,000 common shares being received by each of them for a total of 12,000,000 common shares are for the purposes of reimbursement.

Any alternatives that Frances Mize and Bobby Smith, Jr. may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Company, and general economic, financial market, and industry conditions.  Frances Mize and Bobby Smith, Jr. intend to review the performance of their investments and consider or explore a variety of alternatives, including without limitation a change in the management and business of the Company and an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.  Frances Mize and Bobby Smith, Jr. reserve the right to act in concert with any other shareholders of the Company, or other persons, for a common purpose should she determine to do so, and/or to recommend courses of action to the Company’s management, the Company’s Board of Directors, the Company’s shareholders and others, or take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything to the contrary contained herein, Frances Mize and Bobby Smith, Jr. specifically reserve the right to change their intention with respect to any or all of such matters.  Any alternatives that Frances Mize and Bobby Smith, Jr. may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Company, and general economic, financial market, and industry conditions.

Other than as described above, Frances Mize and Bobby Smith, Jr. do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Frances Mize and Bobby Smith, Jr. reserve the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  As of February 23, 2010, the aggregate number and percentage of common shares of the Issuer beneficially owned by Ms. Mize was 8,430,576 common shares, or approximately 37% of the Issuer.

     (b)  Ms. Mize has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 8,430,576 shares of common stock of the Issuer.

     (c)  Other than as described in Item 3 above, Ms. Mize has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

     (d)  N/A

     (e)  N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

SIGNATURE

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2010

By: /s/  Frances Mize
Name:   Frances Mize
Title:     Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).